Mail Stop 3561

      July 14, 2005

Mr. David W. Pruitt
Co-Chairman of the Board and
Chief Executive Officer
Cap Rock Energy Corporation
500 West Wall Street, Suite 400
Midland, Texas 79791

	Re:	Form 10-K for the Year Ended December 31, 2004
		Filed March 29, 2005
      File No. 0-32667

Dear Mr. Pruitt:

		We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and will make no further review of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Item 9(a).  Controls and Procedures, page 24

1. We note that the conclusion of your Chief Executive Officer and Chief Financial Officer regarding the effectiveness of your disclosure controls and procedures does not state that your disclosure controls and procedures were effective as of the end of the period covered by the report as required by Item 307 of Regulation S-K. Please revise or tell us why a revision is not necessary.


Signatures, page 32

2. The report must be signed by your principal financial officer and principal accounting officer. See General Instruction D(2)(a) of Form 10-K. Please revise to include the signatures of your principal financial officer and principal accounting officer.

Financial Statements
Consolidated Statements of Operations, page F-3

3. We note that you classified the impairment of Lamar combination costs as other income (expense). Please tell us your basis in GAAP for classifying the charge as a non-operating expense as opposed to an expense classified in operating income. Please refer to Rule 5-
03(b)(9) of Regulation S-X.

Consolidated Balance Sheets, page F-4

4. We note that you adopted FAS 123 effective January 1, 2003 and that you recorded deferred (unearned) compensation as a separate reduction of stockholders` equity. Under paragraph 30 of FAS 123, compensation cost is recognized over the period in which employee services are rendered by a charge to compensation cost and a corresponding credit to paid-in capital. Please advise.

Consolidated Statements of Cash Flows, page F-7

5. Please tell us why depreciation and amortization for 2003 and
2002
do not agree to the amounts disclosed in the statements of operations. In doing so, please tell us the amount of amortization of the capital lease classified as purchased power cost and any other items and their amounts that account for the difference in each period. We assume you are recovering your cash lease payments in rates, if otherwise please advise. If so, please tell us how the cash lease payments are being classified in the statements of cash flows. Please support your treatment of lease payments in the statements of cash flows with reference to promulgated GAAP or predominant practice.

Notes to Consolidated Financial Statements, page F-8
Note 7.  Investments and Notes Receivable, page F-17

6. The sale of your MAP investment indicated the inability to recover the carrying value of the investment. Please tell us the facts and circumstances that gave rise to the loss on the sale given that you recognized equity earnings and your representation that appreciation of your MAP investment occurred over the period you held the investment. We assume you mean that your MAP investment was sold in excess of original cost but the equity pick-ups over the years caused carrying value to exceed ultimate sales proceeds. If otherwise, tell us what you mean. If our assumption is correct, please tell us whether you tested the MAP investment for other than temporary losses in periods preceding the sale. To the extent you were recognizing equity pick-up income when the underlying investment underwent other-than-temporary declines in value would not be a fair presentation. Please refer to paragraph 19(h) of APB 18.

Note 23.  Income Taxes, page F-32

7. In future filings please include a reconciliation of reported income tax expense (benefit) attributable to continuing operations to the amount of income tax expense (benefit) that would result from applying domestic federal tax rates to pretax income from continuing operations for each of the years presented in the statements of operations. Please refer to paragraph 47 of FAS 109.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Bill Thompson (Staff Accountant) at (202)
551-
3344 or the undersigned at (202) 551-3849 if you have any questions regarding these comments.

	Sincerely,



								Jim Allegretto
								Senior Assistant Chief
Accountant

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David W. Pruitt
Cap Rock Energy Corporation
July 14, 2005
Page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE